UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

________________________

ENDESA Américas S.A.*

(Name of Subject Company (Issuer))

ENERSIS S.A.

(Name of Filing Person (Offeror))

Common Stock, no par value

(including in the form of American Depositary Shares)*

(Title of Class of Securities)

N/A*

(CUSIP Number of Class of Securities)

Nicolás Billikopf Enersis S.A. Santa Rosa 76 Santiago, Chile Telephone: (56-2) 2353-4639	Copies to: J. Allen Miller, Esq. Sey-Hyo Lee, Esq. Chadbourne & Parke LLP 1301 Avenue of the Americas New York, NY 10019-6022 Telephone: (212) 408-5100

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Calculation Of Filing Fee

Transaction Valuation	Amount of Filing Fee
Not Applicable**	Not Applicable**

——

*    Endesa Américas S.A. currently does not exist as a separate entity but will be formed in connection with its spin-off from Empresa Nacional de Electricidad S.A., a publicly traded subsidiary of Enersis S.A. Following such spin-off, Endesa Américas S.A. will be a publicly traded subsidiary of Enersis S.A.

** A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☒   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐    third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐    going-private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO is filed by Enersis S.A. (“Enersis”), which is expected to change its name to Enersis Américas S.A. in connection with the transactions described below.  This Schedule TO relates to preliminary communications made by Enersis before the commencement of an offer by Enersis to purchase common stock (including in the form of American Depositary Shares) of Endesa Américas S.A. (“Endesa Américas”). Endesa Américas currently does not exist as a separate entity but will be formed in connection with its spin-off from Empresa Nacional de Electricidad S.A., a publicly traded subsidiary of Enersis in which Enersis has a 59.98% ownership interest (“Endesa Chile”). It is expected that Enersis will also have a 59.98% ownership interest in Endesa Américas immediately upon the completion of Endesa Américas’ spin-off from Endesa Chile and Endesa Américas will be a publicly traded subsidiary of Enersis. The preliminary communications were made on a significant event (hecho esencial) filing that was furnished by Enersis to the Chilean Superintendence of Securities and Insurance (Superintendencia de Valores y Seguros, or the “SVS”) on December 17, 2015 (the “Significant Event Filing”). A copy of the Significant Event Filing is attached hereto as Exhibit 99.1.

Important Information

This communication is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities of Enersis, Enersis Américas, Endesa Chile or Endesa Américas, or an offer to participate in a tender offer for shares of Endesa Américas described herein.  When and if the tender offer is commenced, tender offer materials will be made available and filed with the U.S. Securities and Exchange Commission (the “SEC”) in accordance with applicable U.S. federal securities laws and SEC rules.  In that event, shareholders and investors are urged to read the tender offer materials because they will contain important information, including the full details of the tender offer.  Shareholders and investors may obtain free copies of the tender offer materials that Enersis files with the SEC at the SEC’s website at http://www.sec.gov and will receive information at an appropriate time on how to obtain tender offer materials for free from Enersis.  These documents are not currently available and their availability is subject to the determination to commence the tender offer.

Item 12.  Exhibits.

Exhibit	Description
99.1	Significant Event Filing furnished to the SVS on December 17, 2015